Exhibit (a)(5)(D)

Press Release

Servier completes the acquisition of

Day One Biopharmaceuticals

◾	Acquisition expands Servier’s position in oncology with tovorafenib marketed as OJEMDATM in the U.S. in pediatric low-grade glioma.
◾	Transaction also includes a strong oncology pipeline of clinical stage assets in rare cancers with high unmet needs.
◾	Transaction represents total equity value of approximately $2.5 billion.

Suresnes, France, April 23, 2026 – Servier, an independent international pharmaceutical group governed by a foundation, today announced the successful completion of the tender offer to acquire all of the issued and outstanding shares of common stock of Day One Biopharmaceuticals, Inc. (Nasdaq: DAWN) (“Day One”), a biopharmaceutical company dedicated to developing and commercializing targeted therapies for people of all ages with life-threatening diseases, for $21.50 per share. The acquisition strengthens Servier’s leadership in low-grade glioma and expands the Group’s position in oncology with the addition of a marketed product and pipeline focused on rare cancers.

“This acquisition represents a significant step forward for Servier as part of our 2030 ambition to strengthen our position in rare cancers, and more specifically in pediatric low-grade glioma,” said Olivier Laureau, President of Servier. “Integrating Day One’s scientific and clinical capabilities will enhance our Group’s ability to support long-term innovation and translate science into meaningful medicines for children and families affected by rare cancers.”

Day One’s portfolio includes OJEMDATM (tovorafenib), an FDA-approved medicine in pediatric low-grade glioma, the most common form of childhood brain tumor. Day One already markets the product in the United States and has licensed the rights outside the U.S. to Ipsen.

The transaction also strengthens Servier’s oncology pipeline from early clinical to Phase 3. In addition to tovorafenib, which is being investigated in additional indications, Day One’s pipeline includes Emi-Le (emiltatug ledadotin), a novel antibody drug conjugate (ADC) and DAY301, a targeted therapy in rare cancers.

“Welcoming Day One to Servier marks an important next chapter in how we are expanding our presence in oncology in the U.S. and strengthening our ability to deliver for patients,” said David K. Lee, Executive Vice President, USA, and CEO, Servier Pharmaceuticals. “Day One is joining us with strong science, an approved medicine, and a team that knows how to turn innovation into real outcomes for patients. This is about combining focus with execution to deliver for patients with rare cancers.”

Completion of Tender Offer and Transaction Details

The tender offer expired at one minute past 11:59 p.m., Eastern Time, on April 22, 2026, and was not further extended following satisfaction of the minimum tender condition and the other offer conditions. Promptly following the foregoing expiration, Servier accepted tendered shares for payment of the Offer Price.

Press Release

Following its acceptance of the tendered shares, Servier Detroit Inc., a direct wholly owned subsidiary of Servier Pharmaceuticals LLC (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., will promptly merge with and into Day One (the “Merger”). At the effective time of the Merger, each outstanding share of common stock of Day One that has not been validly tendered (other than shares owned by Day One or Servier or by any Day One stockholders who properly perfected their appraisal rights under the DGCL – Delaware General Corporation Law) will be converted automatically into the right to receive the Offer Price. As a result of the Merger, Day One will become a wholly owned subsidiary of Parent. With completion of the Merger, the transaction will represent a total equity value of approximately $2.5 billion.

Following the close of trading on The Nasdaq Stock Market LLC (“Nasdaq”) on April 22, 2026, all shares of Day One common stock ceased trading on Nasdaq, and Servier intends promptly to cause such shares to be delisted from Nasdaq and deregistered under the Securities Exchange Act of 1934, as amended.

Contacts

Servier Group

Laura Visserias

laura.visserias.part@servier.com

Servier Pharmaceuticals (U.S.)

Paulina Bucko

paulina.bucko@servier.com

About Servier

Servier is an independent international pharmaceutical group governed by a foundation. With its governance model, the Group is committed to therapeutic progress to serve patients and integrates the patient voice at every stage of the medicine life cycle.

As a leading global player in cardiology and venous diseases, Servier aims to become a leading innovator in oncology and neurology. The Group intends to offer targeted therapeutic solutions, particularly in rare cancers and neurological diseases, and invests nearly 20% of its brand-name sales in R&D.

Headquartered in France, Servier relies on its more than 20,000 employees and a solid geographic presence with medicines distributed in more than 130 countries. In the 2024/25 financial year, the Group achieved revenues of €6.9 billion.

More information on the Group website: servier.com

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Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking” statements, including, but not limited to: Servier’s plans to develop and commercialize cancer therapies and its pipeline, including the ability of Emi-Le and 301 to treat ACC or other cancers, statements including words such as “believe,” “plan,” “continue,” “expect,” “will,” “develop,” “signal,” “potential,” or “ongoing” and statements in the future tense are forward-looking statements. These forward-looking statements involve risks and uncertainties, as well as assumptions, which, if they do not fully materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements.

Press Release

Forward-looking statements are subject to risks and uncertainties that may cause Servier’s actual activities or results to differ significantly from those expressed in any forward-looking statement, including risks and uncertainties in this press release, including risks related to the ability to realize the anticipated benefits of the acquisition, including the possibility that the expected benefits from the acquisition will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; n significant transaction costs; unknown liabilities; Servier’s ability to develop, obtain and retain regulatory approval for or commercialize any product candidate; Servier’s ability to protect intellectual property; the potential impact of global business or macroeconomic conditions, including as a result of inflation, rising interest rates, instability in the global banking system, geopolitical conflicts and the sufficiency of Servier’s cash, cash equivalents and investments to fund its operations. These forward-looking statements speak only as of the date hereof and Servier specifically disclaims any obligation to update these forward-looking statements or reasons why actual results might differ, whether as a result of new information, future events or otherwise, except as required by law.